FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. – News Release dated May 4, 2007,

2.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

3.

Oromin Explorations Ltd. – News Release dated May 8, 2007,

4.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

5.

Oromin Explorations Ltd. – News Release dated May 9, 2007,

6.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

7.

Oromin Explorations Ltd.  Notice of Annual General Meeting of Shareholders.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 6, 2007

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

June 6, 2007

SECURITIES AND EXCHANGE COMMISSION

VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

May 4, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

CORE AND REVERSE CIRCULATION DRILLING

CONTINUES TO IDENTIFY AND EXPAND

HIGH GRADE MINERALIZATION AT SABODALA

HIGHLIGHTS

•

DRILLING AND TRENCHING TO DATE AT GOLOUMA WEST AND GOLOUMA SOUTH RETURNED A WEIGHTED AVERAGE OF 6.0 G/T GOLD AND 6.3 G/T GOLD OVER AVERAGE LENGTHS OF 8.1 METRES AND 8.8 METRES, RESPECTIVELY; SIGNIFICANT NEW INTERSECTIONS INCLUDE:

o

14 METRES OF 7.36 G/T GOLD IN RC-49

o

11 METRES OF 14.35 G/T GOLD IN RC-60

o

4 METRES OF 33.58 G/T GOLD IN RC-66

o

8 METRES OF 9.47 G/T GOLD IN DH-84

o

16 METRES OF 6.60 G/T GOLD IN RC-26

•

DRILLING TO DATE AT MASATO RETURNED A WEIGHTED AVERAGE OF 2.9 G/T GOLD OVER AN AVERAGE LENGTH OF 14.6 METRES.

•

INITIAL DRILLING AT MASATO NORTH AND MAKI MEDINA INTERSECTED ENCOURAGING RESULTS INCLUDING 22 METRES OF 1.8 G/T GOLD  AND 12 METRES OF 2.69 G/T GOLD, RESPECTIVELY.

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide additional stepout and infill results from drilling at the Golouma West and Golouma South deposit areas and   initial results from core drilling at the Masato North and Maki Medina gold zones.  Reverse circulation drilling is continuing at Golouma West.   Core drilling continues at both Golouma Northeast and Masato while initial drilling is now underway at the Kobokoto target.

Oromin is pleased with the continuity and grades observed in drilling completed to date at the Golouma South, Golouma West and Masato deposits.   As a result of this drilling and regional exploration program results, the Sabodala Property has been shown to host multiple deposits. Oromin’s 2007 exploration program is focussed on resource delineation of Sabodala’s numerous gold zones and deposits, with more than 75,000 metres in 450 holes planned.

GOLOUMA WEST GOLD DEPOSIT

The deposit has been traced over 850 metres on surface and to 300 metres at depth and remains open in all directions.   Oromin is currently drilling the deposit at 40 metre centres using an RC drill rig to a 200 to 250 metre depth which will be followed by deeper drilling with diamond core rigs.   Newly drilled mineralized sections are listed in the attached schedule; the more significant of which are:

•

14 metres of 7.36 g/t gold in RC-49

•

11 metres of 14.35 g/t gold in RC-60

•

4 metres of 33.58 g/t gold in RC-66

Based on drilling and trenching to date (52 drill holes and 17 trenches), a weighted average of 6.0 g/t gold has been calculated by management over an average mineralized intersection length of 8.1 metres* for the deposit. (The minimum mineralized interval used in the calculations is 2 metres and grades were not cut).   The intersection grade varies to 60.70 g/t gold over 7 metres in DH-17 and lengths to 29 metres grading 2.08 g/t gold in DH-24.   Additionally, 20 of the 52 drill holes completed to-date (38%), display two or more zones of mineralization.

*There is insufficient information at this time to determine if this represents a true width of the mineralized zone.

GOLOUMA SOUTH GOLD DEPOSIT & GOLOUMA NORTHEAST TARGET

The Golouma South gold deposit has been traced over 400 metres on surface and to 200 metres at depth and remains open to the north, south and west.   Furthermore, Oromin believes that this deposit is related to the Golouma Northeast target located approximately 500 metres to the northeast.  (To date, drilling at Golouma Northeast has returned gold intersections including 98.37 g/t gold over 3 metres in DH-72 and 17.61 g/t gold over 8 metres in DH-73).   Oromin is drilling the Golouma South deposit at 40 metre centres using an RC drill rig to a 200 to 250 metre depth to be followed by deeper drilling using diamond core rigs.   Newly drilled mineralized sections are listed in the attached schedule; the more significant of which are:

•

8 metres of 9.47 g/t gold in DH-84

•

16 metres of 6.60 g/t gold in RC-26

Based on drilling and trenching to date (37 drill holes and 8 trenches) a weighted average of 6.3 g/t gold has been calculated by management over an average mineralized intersection length of 8.8 metres* for the deposit.  (The minimum mineralized interval used in the calculations is 2 metres and grades were not cut).  The intersection grades vary to 24.58 g/t gold over 9 metres in RC-10 and lengths to 20 metres at 3.65 g/t gold in DH-89.   Additionally, 20 of the 52 drill holes completed to-date (32%), display two or more zones of mineralization.

*There is insufficient information at this time to determine if this represents a true width of the mineralized zone.

MASATO NORTH TARGET

Initial drilling results from the recently discovered Masato North target returned up to 1.8 g/t gold over 22 metres in DH-91.   Masato North is presently defined by a strong gold-in-soil geochemical anomaly measuring 800 metres in length connected disjointedly with the Masato deposit.

Trenching at Masato North returned 1.04 g/t gold over 13 metres, 1.07 g/t gold over 21 metres and 2.03 g/t gold over 9 metres.   The attached schedule lists the results from the initial four holes completed here.

MASATO GOLD DEPOSIT

The Masato deposit is coincident with a large and strong gold-in-soil geochemical anomaly 1.8 kilometres in length by up to 1.2 kilometres in width.   It is connected disjointedly with the Masato North target  and is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold deposit owned by Mineral Deposits Limited (“MDL”) that is being readied for production (see MDL May 4, 2007 news release).  This large geochemical anomaly is also coincident with 3 parallel I.P. chargeability anomalies of which only the westernmost has been drilled to date.

Based on 8 core holes completed by Oromin, and 7 historic holes completed by BRGM, a weighted average of 2.9 g/t gold has been calculated by management over an average mineralized intersection length of 14.6 metres* for the deposit.   (The minimum mineralized interval used in the calculations is 2 metres and grades were not cut).   The grades vary to 12 metres at 15.11 g/t gold in Oromin hole DH-39 and lengths vary to 39 metres at 1.83 g/t gold in Oromin hole DH-09.

Diamond core drilling has re-started at the Masato deposit, to be followed by RC drilling at 40 metre centres over its entire length, including Masato North.   In addition, the other two coincident IP chargeability anomalies will be trenched and drill tested.

*There is insufficient information at this time to determine if this represents a true width of the mineralized zone.

MAKI MEDINA TARGET

The Maki Medina target is a geochemically anomalous gold-in-soil trend extending for approximately 1,500 metres.   Prior to Oromin’s initial drilling at Maki Medina, a series of excavator trenches identified favourable geology, alteration and mineralization from which trenching results included:  3.30 g/t gold over 6 metres, 2.74 g/t gold over 6 metres, 2.47 g/t gold over 5 metres, 2.00 g/t gold over 23 metres, 1.56 g/t gold over 3 metres and 1.15 g/t gold over 5 metres.   Initial drilling results returned up to 2.69 g/t gold over 12 metres in DH-75.  The attached schedule outlines the results from the initial seven holes completed here.

REGIONAL EXPLORATION

In addition to the extensive reverse circulation and core drilling programs, regional exploration including soil sampling, prospecting, ground geophysics and trenching is also underway at a variety of favourable target areas throughout the Sabodala Property.   Priority exploration areas within this target group, where drilling is planned, include: Niakafiri, Sekoto, Kinemba, Korolo, Goumbati, Sabodala North, Dendifa, Maleko and Bransan.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.   TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

For location of all mineralized zones please refer to the Oromin website.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

SCHEDULE

Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-71	040 E	3325N/5050E	015/-60	76-78 124-128	2 4	4.12 2.10
RC-70	000	3355N/5017E	015/-60	19-22 Incl.20-21	3 1	12.37 29.32
RC-37	060W	3346N/4954E	015/-60	67-78 Incl.68-70 81-82	11 2 *1	5.91 26.94 8.98
RC-38	080W	3317N/4923E	015/-60	28-33 126-134 138-141	5 8 3	1.05 3.01 1.69
RC-40	100W	3357N/4927E	015/-63	36-38 68-71 79-81	2 3 2	9.78 1.50 7.53
RC-41	120W	3332N/4884E	015/-60	96-103 121-122 130-132	7 *1 2	2.75 9.29 5.95
RC-42	120W	3293N/4877E	015/-60	159-161 Incl.160-161 177-185	2 1 8	14.84 28.21 1.66
RC-43	140W	3389N/4881E	015/-60	33-38 43-49	5 6	2.46 2.59
RC-44	160W	3362N/4853E	015/-60	103-109 139-140	6 *1	1.08 8.57
RC-45	160W	3324N/4845E	015/-60	151-161 Incl.151-153	10 2	2.99 8.28
RC-46	160W	3283N/4835E	015/-60	3-4 205-208	*1 3	20.51 3.41
RC-69	200W	3436N/4833E	015/-60	31-36	5	2.52
RC-48	200W	3373N/4816E	015/-60	141-121	7	3.04
RC-49	200W	3334N/4805E	015/-60	152-166 Incl.152-157	14 5	7.36 13.20
RC-50	200W	3297N/4796E	015/-60	200-202 205-211 Incl.209-211	2 6 2	3.64 4.37 10.84
RC-51	240W	3452N/4794E	015/-60	35-45 Incl.39-41	10 2	7.36 30.06
RC-52	240W	3410N/4783E	015/-60	93-99	6	1.77
RC-53	240W	3376N/4774E	015/-60	100-101 145-150	*1 5	16.15 1.95
RC-54	240W	3331N/4765E	015/-60	182-189	7	1.81
RC-56	280W	3569N/4784E	015/-60	25-28 42-48 59-65	3 6 6	3.79 3.11 2.39
RC-58	280W	3490N/4762E	015/-60	2-9	7	1.08
RC-59	280W	3454N/4751E	015/-60	66-68	2	7.39
RC-60	280W	3415N/4740E	015/-60	112-123 Incl.114-116	11 2	14.35 61.88
RC-61	280W	3378N/4729E	015/-60	166-169 Incl.167-168 174-182	3 1 8	12.86 21.02 1.62
RC-62*	280W	3339N/4718E	015/-60	210-213 Incl.212-213	3 1	10.65 25.31
RC-63	320W	3566N/4743E	015/-60	39-47 Incl.40-41 65-72 75-80	8 1 7 5	3.39 14.92 1.64 1.23
RC-64	320W	3529N/4731E	015/-60	104-110 113-116 131-139 Incl.135-136	6 3 8 1	1.76 1.55 2.48 10.63
RC-65	320W	3483N/4716E	015/-60	53-56	3	3.20
RC-66	320W	3446N/4704E	015/-60	117-121 Incl.117-119	4 2	33.58 65.95
RC-67	320W	3410N/4692E	015/-60	150-155 Incl.150-152 165-172 Incl.168-170	5 2 7 2	9.52 22.12 3.94 11.70
RC-68	320W	3371N/4680E	015/-60	212-215	3	2.88

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.   Minimum interval lengths used in weighted grade averages is 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.  *Excluded from deposit averages.

Golouma South Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-26	020S	3087N/5200E	110/-85	0-16 Incl.10-13 61-67	16 3 6	6.66 14.61 2.63
RC-27	020S	3087N/5200E	110/-50	1-8 Incl.5-7 57-69 Incl.61-65	7 2 9 4	6.80 18.47 2.76 5.38
RC-28	040S	3070N/5180E	110/-60	25-27 79-86 102-103 115-122	2 7 *1 7	12.38 1.53 11.90 4.13

DH-84	160S	3000N/5040E	110/-60	150-158 Incl.152-156	8 4	9.47 14.16
DH87	240S	2880N/5015E	110/-60	125-129	4	3.36
DH-89	00S	3116N/5184E	110/-70	37-57	20	3.65
DH-92	00S	3109N/5207E	110/-45	16-23 Incl.17-18	7 1	6.55 24.04
DH-93	00S	3116N/5184	060/-45	26-31 39-41	5 2	9.02 4.73

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.   Minimum interval lengths used in weighted grade averages is 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths. *Excluded from deposit averages.

Masato North Target Mineralization Intersections
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-86	1460100N/814800E	110/-45	63-68	5	1.58
DH-88	1460100N/814800E	110/-70	85-91	6	1.02
DH-90	1460400N/814820E	095/-45	84-93 110-13 Incl.121-123 And 127-131	9 21 2 4	1.62 1.03 2.91 2.31
DH-91	1460400N/814820E	095/-70	53-64 129-137 158-180	11 8 22	1.38 2.09 1.80

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.   The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Maki Medina Target Mineralization Intersections
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-69	1453310N/811805E	110/-45	32-36	4	1.62
DH-75	1453300N/811843E	110/-45	0-12	12	2.69
DH-77	1453333N/811814E	110/-45	38-40 151-156 205-207	2 5 2	5.61 2.03 2.18
DH-80	1453286N/811797E	110/-45	17-20 189-192	3 3	1.28 1.94
DH-83	1453831N/812015E	110/-45	88-93	5	2.04
DH-85	1453843N/811974E	110/-45	125-128	3	1.34
DH-71 and DH-74 returned no significant results.

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.   The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 4, 2007

Item 3.

Press Release

May  4, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 4th day of May, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

May 8, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE, OTC/BB: OLEPF) announces that it has granted incentive stock options entitling the purchase of up to 85,000 shares of Oromin at a price of $2.91 per share exercisable until May 8, 2012.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 9, 2007

Item 3.

Press Release

May  8, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Incentive stock options granted.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 9th day of May, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

May 9, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN APPOINTS ADVISOR TO THE BOARD

Oromin Explorations Ltd. (“Oromin”) is pleased to announce the appointment of Phil E. Pearce as an advisor to the board of directors of Oromin.

Mr. Pearce has been an independent business consultant with Phil E. Pearce & Associates since 1990.   Prior to 1988, Mr. Pearce was Senior Vice President and a director of E.F. Hutton, Chairman of the Board of Governors of the National Association of Securities Dealers and was closely involved in the formation of the NASDAQ Stock Market, a Governor of the New York Stock Exchange and a member of the Advisory Council to the United States Securities and Exchange Commission on the Institutional Study of the Stock Markets.   Mr. Pearce is a graduate of the University of South Carolina (B.A. 1953) and graduated from the Wharton School of Investment Banking SIA at the University of Pennsylvania.

We look forward to Mr. Pearce’s assistance as Oromin develops its projects in Senegal and Argentina.

Oromin also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 100,000 shares at a price of $2.91 per share for a period of 5 years from the date of this release.

To find out more about Oromin Explorations Ltd.  visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 9, 2007

Item 3.

Press Release

May  9, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Advisor to the Board appointed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 9th day of May, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

May 16, 2007

To:

All applicable Securities Commissions

“VIA  SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting date for the upcoming Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	687082107
5.	ISIN:	:	CA6870821072
6.	Record Date for Notice	:	June 11, 2007
7.	Record Date for Voting	:	June 11, 2007
8.	Beneficial Ownership Determination Date	:	June 11, 2007
9.	Meeting Date	:	July 31, 2007
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Mita Garcia, Computershare Investor Services Inc.

Rupert Legge, Miller Thomson

David Harris, Davidson & Company, Chartered Accountants

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart